Exhibit 2.3

DESCRIPTION OF SHARE CAPITAL

The following description of the capital stock of BrainsWay is a summary of the rights of our ordinary shares and certain provisions of our articles of association currently in effect. This summary does not purport to be complete and is qualified in its entirety by the provisions of our articles of association previously filed with the Securities and Exchange Commission and incorporated by reference as an exhibit to the Annual Report on Form 20-F, as well as to the applicable provisions of the Israeli Companies Law. We encourage you to read our articles of associations and applicable portions of the Israeli Companies Law carefully.

Each of the American Depositary Shares, or ADSs, represents 2 Ordinary Shares. The ADSs trade on the NASDAQ Global Market.

The principal office of The Bank of New York Mellon, located at 101 Barclay Street, New York, New York 10286.

You may hold American Depositary Shares either (A) directly (i) by having an American Depositary Receipt, which is a certificate evidencing a specific number of American Depositary Shares, registered in your name, or (ii) by having American Depositary Shares registered in your name in the Direct Registration System, or (B) indirectly by holding a security entitlement in American Depositary Shares through your broker or other financial institution. If you hold American Depositary Shares directly, you are a registered American Depositary Share holder. This description assumes you are an American Depositary Share holder. If you hold the American Depositary Shares indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of American Depositary Share holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

The Direct Registration System, or DRS, is a system administered by The Depository Trust Company, also referred to as DTC, pursuant to which the depositary may register the ownership of uncertificated American Depositary Shares, which ownership is confirmed by periodic statements sent by the depositary to the registered holders of uncertificated American Depositary Shares.

As an American Depositary Share holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Israeli law governs shareholder rights. The depositary will be the holder of the ordinary shares underlying your American Depositary Shares. As a registered holder of American Depositary Shares, you will have American Depositary Share holder rights. A deposit agreement among us, the depositary and you, as an American Depositary Share holder, and all other persons indirectly holding American Depositary Shares sets out American Depositary Share holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the American Depositary Shares.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of American Depositary Receipt, each of which has been filed as an exhibit to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay to American Depositary Share holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of shares your American Depositary Shares represent.

•	Cash. The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the U.S. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those American Depositary Share holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the American Depositary Share holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

•	Shares. The depositary may, and will if we so request, distribute additional American Depositary Shares representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole American Depositary Shares. It will sell shares which would require it to deliver a fractional American Depositary Share and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional American Depositary Shares, the outstanding American Depositary Shares will also represent the new shares. The depositary may sell a portion of the distributed shares sufficient to pay its fees and expenses in connection with that distribution.

•	Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to American Depositary Share holders. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to American Depositary Share holders, it will exercise the rights and purchase the shares on your behalf. The depositary will then deposit the shares and deliver American Depositary Shares to the persons entitled to them. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

U.S. securities laws may restrict transfers and cancellation of the American Depositary Shares represented by shares purchased upon exercise of rights. For example, you may not be able to trade these American Depositary Shares freely in the U.S. In this case, the depositary may deliver restricted depositary shares that have the same terms as the American Depositary Shares described in this section except for changes needed to put the necessary restrictions in place.

•	Other Distributions. The depositary will send to American Depositary Share holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. After consultation with us to the extent practicable, it may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case American Depositary Shares will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than American Depositary Shares) to American Depositary Share holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any American Depositary Share holders. We have no obligation to register American Depositary Shares, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of American Depositary Shares, shares, rights or anything else to American Depositary Share holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are American Depositary Shares issued?

The depositary will deliver American Depositary Shares if you or your broker deposits shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of American Depositary Shares in the names you request and will deliver the American Depositary Shares to or upon the order of the person or persons that made the deposit.

How can American Depositary Share holders withdraw the deposited securities?

You may surrender your American Depositary Shares at the depositary’s corporate trust office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the American Depositary Shares to the American Depositary Share holder or a person the American Depositary Share holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, if feasible.

How do American Depositary Share holders interchange between certificated American Depositary Shares and uncertificated American Depositary Shares?

You may surrender your American Depositary Receipt to the depositary for the purpose of exchanging your American Depositary Receipt for uncertificated American Depositary Shares. The depositary will cancel that American Depositary Receipt and will send to the American Depositary Share holder a statement confirming that the American Depositary Share holder is the registered holder of uncertificated American Depositary Shares. Alternatively, upon receipt by the depositary of a proper instruction from a registered holder of uncertificated American Depositary Shares requesting the exchange of uncertificated American Depositary Shares for certificated American Depositary Shares, the depositary will execute and deliver to the American Depositary Share holder an American Depositary Receipt evidencing those American Depositary Shares.

Voting Rights

How do you vote?

American Depositary Share holders may instruct the depositary to vote the number of deposited shares their American Depositary Shares represent. The depositary will notify American Depositary Share holders of shareholders’ meetings and arrange to deliver our proxy and voting materials to them if we ask it to. Those materials will describe the matters to be voted on and explain how American Depositary Share holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary. Otherwise, you won’t be able to exercise your right to vote unless you withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares.

The depositary will try, as far as practical, subject to the laws of Israel and of our articles of association or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by American Depositary Share holders. The depositary will only vote or attempt to vote as instructed.

If the depositary solicited your voting instructions but does not receive instructions by the date specified, the depositary will consider you to have instructed it to give a proxy to a person designated by us to vote the deposited shares, unless we notify the depositary that:

-       we do not wish to receive a proxy;

-       substantial opposition exists; or

-       the matter would materially and adversely affect the rights of holders of our ordinary shares.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your shares are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we agree to give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 30 days in advance of the meeting date.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the American Depositary Receipts without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of American Depositary Share holders, it will not become effective for outstanding American Depositary Shares until 30 days after the depositary notifies American Depositary Share holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your American Depositary Shares, to agree to the amendment and to be bound by the American Depositary Receipts and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement at our direction by mailing notice of termination to the American Depositary Share holders then outstanding at least 30 days prior to the date fixed in such notice for such termination. The depositary may also terminate the deposit agreement by mailing notice of termination to us and the American Depositary Share holders if 60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property, and deliver shares and other deposited securities upon cancellation of American Depositary Shares. Four months after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the American Depositary Share holders that have not surrendered their American Depositary Shares. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of American Depositary Shares

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if we are or it is prevented or delayed by law or circumstances beyond our control from performing our or its obligations under the deposit agreement;

•	are not liable if we or it exercises discretion permitted under the deposit agreement;

•	are not liable for the inability of any holder of American Depositary Shares to benefit from any distribution on deposited securities that is not made available to holders of American Depositary Shares under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the American Depositary Shares or the deposit agreement on your behalf or on behalf of any other person; and

•	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of an American Depositary Share, make a distribution on an American Depositary Share, or permit withdrawal of shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver American Depositary Shares or register transfers of American Depositary Shares generally when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying your American Depositary Shares

American Depositary Share holders have the right to cancel their American Depositary Shares and withdraw the underlying shares at any time except:

•	when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares;

•	when you owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to American Depositary Shares or to the withdrawal of shares or other deposited securities.

Securities Registers

The transfer agent and registrar for our ADSs is The Bank of New York Mellon, and its address is 101 Barclay Street, New York, NY.

Objects and Purposes

According to Section 4 of our articles of association, we shall engage in any legal business. Our number with the Israeli Registrar of Companies is 51-389076-4.

Private Placements

Under the Israeli Companies Law, if (i) as a result of a private placement a person would become a controlling shareholder or (ii) a private placement will entitle investors to receive 20% or more of the voting rights of a company as calculated before the private placement, and all or part of the private placement consideration is not in cash or in public traded securities or is not in market terms and if as a result of the private placement the holdings of a substantial shareholder will increase or as a result of it a person will become a substantial shareholder, then, in either case, the allotment must be approved by the board of directors and by the shareholders of the company. A “substantial shareholder” is defined as a shareholder who holds five percent or more of the company’s outstanding share capital, assuming the exercise of all of the securities convertible into shares held by that person. In order for the private placement to be on “market terms” the board of directors has to determine, on the basis of detailed explanation, that the private placement is on market terms, unless proven otherwise.

Board of Directors

Under our articles of association, resolutions by the board of directors are decided by a majority of votes of the directors present, or participating, in the case of voting by media, and voting, each director having one vote.

In addition, the Israeli Companies Law requires that certain transactions, actions, and arrangements be approved as provided for in a company’s articles of association and in certain circumstances by the compensation or audit committee and by the board of directors itself. Those transactions that require such approval pursuant to a company’s articles of association must be approved by its board of directors. In certain circumstances, compensation or audit committee and shareholder approval are also required. See “Item 6. Directors, Senior Management and Employees – C. Board Practices” in our annual report on Form 20-F.

The Israeli Companies Law requires that a member of the board of directors or senior management of the company promptly and, in any event, not later than the first board meeting at which the transaction is discussed, disclose any personal interest that he or she may have, either directly or by way of any corporation in which he or she is, directly or indirectly, a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager, as well as all related material information known to him or her, in connection with any existing or proposed transaction by the company. In addition, if the transaction is an extraordinary transaction, (that is, a transaction other than in the ordinary course of business, otherwise than on market terms, or is likely to have a material impact on the company’s profitability, assets or liabilities), the member of the board of directors or senior management must also disclose any personal interest held by his or her spouse, siblings, parents, grandparents, descendants,   spouse’s descendants, siblings, and parents, and the spouses of any of the foregoing.

Once the member of the board of directors or senior management complies with the above disclosure requirement, a company may approve the transaction in accordance with the provisions of its articles of association. Under the provisions of the Israeli Companies Law, whoever has a personal interest in a matter, which is considered at a meeting of the board of directors or the audit committee, may not be present at this meeting or vote on this matter, unless it is not an extraordinary transaction as defined in the Israeli Companies Law. However, if the chairman of the board of directors or the chairman of the audit committee has determined that the presence of a director or an officer with a personal interest is required for the presentation of a matter, such officer holder may be present at the meeting. Notwithstanding the foregoing, if the majority of the directors have a personal interest in a matter, they will be allowed to participate and vote on this matter, but an approval of the transaction by the shareholders in the general meeting will be required.

Our articles of association provide that, subject to the Israeli Companies Law, all actions executed in good faith by the board of directors or by a committee thereof or by any person acting as a director or a member of a committee of the board of directors, will be deemed to be valid even if, after their execution, it is discovered that there was a flaw in the appointment of these persons or that any one of these persons was disqualified from serving in his or her office.

Our articles of association provide that, subject to the provisions of the Israeli Companies Law, the board of directors may appoint board of directors’ committees. The committees of the board of directors report to the board of directors their resolutions or recommendations on a regular basis, as prescribed by the board of directors. The board of directors may cancel the resolution of a committee that has been appointed by it; however, such cancellation will not affect the validity of any resolution of a committee, pursuant to which we acted, vis-à-vis another person, who was not aware of the cancellation thereof. Decisions or recommendations of the committee of the board which require the approval of the board of directors will be brought to the directors’ attention a reasonable time prior to the discussion at the board of directors.

According to the Israeli Companies Law, a contract of a company with its directors, regarding their conditions of service, including the grant to them of exemption from liability from certain actions, insurance, and indemnification as well as the company’s contract with its directors on conditions of their employment, in other capacities, require the approval of the compensation committee, the board of directors, and the shareholders by a Special Majority.

According to Israeli Companies Law, the board of directors may direct the chief executive officer how to act in a specific matter, and if the chief executive officer does not so act, the board of directors is authorized to act in his/her stead.

According to our articles of association, subject to the provisions of the Israeli Companies Law, the board of directors is entitled at any time to grant a power of attorney to any person to legally represent the Company for such purposes and with such authorities and discretion and for such period of time and subject to such terms and all as the board of directors shall deem fit. The board of directors will be entitled to grant to such person, inter alia, authorities to transfer to some other, fully or partially, the authorities and powers and discretion granted to him.

According to the Israeli Companies Law and our articles of association, the board of directors is entitled to transfer its authorities, to a board of directors committee and/or an officer in the Company, whether for the purpose of a certain general meeting or for a period of time.

According to the Israeli Companies Law, an authority not granted under the law or the articles of association of a company to another, may be operated by its board of directors.

Description of Securities

Ordinary Shares

Our authorized share capital currently consists of 120,000,000 Ordinary Shares, par value NIS 0.04 per share.

All of our outstanding Ordinary Shares are and will be validly issued, fully paid and non-assessable. Our Ordinary Shares are not redeemable and do not have any preemptive rights.

Transfer of Shares. Fully paid Ordinary Shares are issued in registered form and may be freely transferred pursuant to our articles of association unless that transfer is restricted or prohibited by another instrument. There are no Israeli law and regulations that impose limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities imposed by foreign law or by the charter or other constituent document of the Company.

Shareholders Meetings. Under Israeli law, we are required to hold an annual general meeting of our shareholders once every calendar year that must be held no later than 15 months after the date of the previous annual general meeting. All general meetings other than the annual meeting of shareholders are referred to in our articles of association as special meetings. In accordance with our articles of association and the Israeli Companies Law, our board of directors may call special meetings whenever it sees fit, at such time and place, within or outside of Israel, as it may determine. In addition, the Israeli Companies Law provides that our board of directors is required to convene a special meeting upon the written request of (i) any two of our directors or one-quarter of the members of our board of directors or (ii) one or more shareholders holding, in the aggregate, either (a) 10% or more of our outstanding issued shares and 1% or more of our outstanding voting power or (b) 10% or more of our outstanding voting power. This is different from the Delaware General Corporation Law, or the DGCL, which allows such right of shareholders to be denied by a provision in a company’s certificate of incorporation.

Under Israeli law, one or more shareholders holding at least 5% of the voting rights at a general meeting of shareholders may request that our board of directors include a proposal that relates to the election or removal of a director in the agenda of a general meeting of shareholders to be convened in the future. One or more shareholders holding at least 1% of the voting rights at the general meeting may request that the board of directors include a matter in the agenda of a general meeting to be convened in the future, provided that it is appropriate to discuss such any other matter at the general meeting.

Subject to the provisions of the Israeli Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may be between four and sixty days prior to the date of the meeting. Furthermore, the Israeli Companies Law requires, inter alia, that resolutions regarding the following matters must be passed at a general meeting of our shareholders:

●	amendments to our articles of association;

●	appointment or termination of our auditors;

●	appointment of external directors (if applicable);

●	approval of certain related party transactions;

●	increases or reductions of our authorized share capital;

●	mergers; and

●	the exercise of our board of director’s powers by a general meeting, if our board of directors is unable to exercise its powers and the exercise of any of its powers is required for our proper management.

The Company shall give notice of a general meeting only to the shareholders registered in the registry, whose address is in Israel. Our articles of association, in accordance with the provisions of the Israeli Companies Law requires that a notice of any annual general meeting or special general meeting be provided to shareholders at least 14 days prior to the meeting and if the agenda of the meeting includes the appointment or removal of directors, the approval of transactions with office holders or interested or related parties, or an approval of a merger, or as otherwise required under applicable law, notice must be provided at least 35 days prior to the meeting. Under the Israeli Companies Law, shareholders are not permitted to take action by written consent in lieu of a meeting.

Election of Directors. Our Ordinary Shares do not have cumulative voting rights for the election of directors. As a result, the holders of a majority of the voting power represented at a shareholders meeting have the power to elect all of our directors. Under our articles of association, our board of directors must consist of not less than four (4) but no more than seven (7) directors, not including any external directors required to be appointed by the Israel Companies Law and not including up to two (2) additional directors who may be appointed by our board of directors whose term of office would expire on the next following annual meeting of shareholders after their appointment, provided that they may be reappointed by the Board of Directors for one additional term of office. Each appointed director, other than external directors, if any, shall serve as a member of the Board of Directors until the next annual general meeting. The term of a director shall terminate at the next annual general meeting, unless extended by that annual general meeting, or terminated by the general meeting. Pursuant to our articles of association, the vote required to appoint a director is a simple majority vote of holders of our voting shares participating and voting at the relevant meeting. For a more detailed description on the composition of our board of election procedures of our directors, see “Item 6. Directors, Senior Management and Employees – C. Board Practices – Appointment of Directors and Terms of Office” in our annual report on Form 20-F.

Dividend and Liquidation Rights. Our profits, in respect of which a resolution was passed to distribute them as a dividend or bonus shares, are to be paid pro rata to the amount paid or credited as paid on account of the nominal value of shares held by the shareholders. In the event of our liquidation, the liquidator may, with the general meeting’s approval, distribute parts of our property in specie pro rata to the amount paid or credited as paid on account of the nominal value of shares held by the shareholders and he may, with similar approval, deposit any part of our property with trustees in favor of the shareholders as the liquidator, with the approval mentioned above deems fit.

Voting, Shareholders’ Meetings, and Resolutions. Our articles of association provide that all resolutions of our shareholders require a simple majority vote, unless otherwise required by the Israeli Companies Law. The Ordinary Shares all have equal voting rights.

Our articles of association provide that the following would require approval of at least 66 2/3% of the total voting power voted at a general meeting of shareholders: (i) dismissing a director before the end of his or her term in office, and (ii) amending provisions in our articles of association relating to the size of our board of directors, the right of our board of directors to elect new directors provided that the number of directors is less than the maximum number of directors the right of a shareholder to recommend a board nominee for consideration by Company shareholders, the special majority required to dismiss a director before the end of his or her term in office, the conditions under which the term of office of a director is terminated and the ability of the board of directors to function until the next general meeting so long as the number of members of our board of directors is not less than the minimum number of directors required under our articles of association.

Under the Israeli Companies Law, each of (i) the approval of an extraordinary transaction with a controlling shareholder, and (ii) the terms of employment or other engagement of the controlling shareholder of the company or such controlling shareholder’s relative (even if not extraordinary) requires the approval described above under “Management—Fiduciary Duties and Approval of Specified Related Party Transactions and Compensation under Israeli Law—Disclosure of Personal Interests of a Controlling Shareholder and Approval of Transactions.” Certain transactions with respect to remuneration of our office holders and directors require further approvals described above under “Management—Fiduciary Duties and Approval of Specified Related Party Transactions and Compensation under Israeli Law—Compensation of Directors and Senior management.” Under our articles of association, any change to the rights and privileges of the holders of any class of our shares requires a simple majority of the class so affected. Another exception to the simple majority vote requirement is a resolution for the voluntary winding up, or an approval of a scheme of arrangement or reorganization, of the company pursuant to Section 350 of the Israeli Companies Law, which requires the approval of holders of 75% of the voting rights represented at the meeting, in person, by proxy or by voting deed and voting on the resolution.

Allotment of Shares. Our board of directors has the power to allot or to issue shares to any person, with restrictions and condition as it deems fit.

Acquisitions under Israeli Law

Full Tender Offer

A person wishing to acquire shares of an Israeli public company and who would as a result hold over 90% of the target company’s issued and outstanding share capital is required by the Israeli Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company.

A person wishing to acquire shares of an Israeli public company and who would as a result hold over 90% of the issued and outstanding share capital of a certain class of shares is required to make a tender offer to all of the shareholders who hold shares of the same class for the purchase of all of the issued and outstanding shares of the same class.

If the shareholders who do not respond to or accept the offer hold less than 5% of the issued and outstanding share capital of the company or of the applicable class of the shares, and more than half of the shareholders who do not have a personal interest in the offer accept the offer, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. However, a tender offer will be accepted if the shareholders who do not accept it hold less than 2% of the issued and outstanding share capital of the company or of the applicable class of the shares.

Upon a successful completion of such a full tender offer, any shareholder that was an offeree in such tender offer, whether such shareholder accepted the tender offer or not, may, within six months from the date of acceptance of the tender offer, petition the Israeli court to determine whether the tender offer was for less than fair value, and that the fair value should be paid as determined by the court. However, under certain conditions, the offeror may determine in the terms of the tender offer that an offeree who accepted the offer will not be entitled to petition the Israeli court as described above.

If the shareholders who did not respond or accept the tender offer hold at least 5% of the issued and outstanding share capital of the company or of the applicable class, the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the company’s issued and outstanding share capital or of the applicable class from shareholders who accepted the tender offer.

The description above regarding a full tender offer will also apply, with necessary changes, when a full tender offer is accepted, and the offeror has also offered to acquire all of the company’s securities.

Special Tender Offer

The Israeli Companies Law provides that an acquisition of shares of an Israeli public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of at least 25% of the voting rights in the company. This rule does not apply if there is already another holder of at least 25% of the voting rights in the company.

Similarly, the Israeli Companies Law provides that an acquisition of shares of a public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of more than 45% of the voting rights in the company, if there is no other shareholder of the company who holds more than 45% of the voting rights in the company.

These requirements do not apply if the acquisition (i) occurs in the context of a private offering, on the condition that the shareholders meeting approved the acquisition as a private offering whose purpose is to give the acquirer at least 25% of the voting rights in the company if there is no person who holds at least 25% of the voting rights in the company, or as a private offering whose purpose is to give the acquirer 45% of the voting rights in the company, if there is no person who holds 45% of the voting rights in the company; (ii) was from a shareholder holding at least 25% of the voting rights in the company, and resulted in the acquirer becoming a holder of at least 25% of the voting rights in the company; or (iii) was from a holder of more than 45% of the voting rights in the company and resulted in the acquirer becoming a holder of more than 45% of the voting rights in the company.

The special tender offer may be consummated only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror, and (ii) the special tender offer is accepted by a majority of the votes of those offerees who gave notice of their position in respect of the offer; in counting the votes of offerees, the votes of a holder in control of the offeror, a person who has personal interest in acceptance of the special tender offer, a holder of at least 25% of the voting rights in the company, or any person acting on their or on the offeror’s behalf, including their relatives or companies under their control, are not taken into account.

In the event that a special tender offer is made, a company’s board of directors is required to express its opinion on the advisability of the offer or must abstain from expressing any opinion if it is unable to do so, provided that it gives the reasons for its abstention.

An officer in a target company who, in his or her capacity as an officer, performs an action the purpose of which is to cause the failure of an existing or foreseeable special tender offer or is to impair the chances of its acceptance, is liable to the potential purchaser and shareholders for damages resulting from his acts, unless such officer acted in good faith, and had reasonable grounds to believe he or she was acting for the benefit of the company. However, officers of the target company may negotiate with the potential purchaser in order to improve the terms of the special tender offer, and may further negotiate with third parties in order to obtain a competing offer.

If a special tender offer was accepted by a majority of the shareholders who announced their stand on such offer, then shareholders who did not respond to the special offer or had objected to the special tender offer may accept the offer within four days of the last day set for the acceptance of the offer. In the event that a special tender offer is accepted, then the purchaser or any person or entity controlling it and any corporation controlled by them must refrain from making a subsequent tender offer for the purchase of shares of the target company and may not execute a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

Merger

The Israeli Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain requirements described under the Israeli Companies Law are met, a majority of each party’s shareholders, by a majority of each party’s shares that are voted on the proposed merger at a shareholders’ meeting.

The board of directors of a merging company is required pursuant to the Israeli Companies Law to discuss and determine whether in its opinion there exists a reasonable concern that, as a result of a proposed merger, the surviving company will not be able to satisfy its obligations towards its creditors, taking into account the financial condition of the merging companies. If the board of directors has determined that such a concern exists, it may not approve a proposed merger. Following the approval of the board of directors of each of the merging companies, the boards of directors must jointly prepare a merger proposal for submission to the Israeli Registrar of Companies.

For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares voting at the shareholders meeting (excluding abstentions) that are held by parties other than the other party to the merger, any person who holds 25% or more of the means of control (See “Management – Audit Committee – Approval of Transactions with Related Parties” in our annual report on Form 20-F for a definition of means of control) of the other party to the merger or anyone on their behalf including their relatives (See “Management – External Directors – Qualifications of External Directors” in our annual report on Form 20-F for a definition of relatives) or corporations controlled by any of them, vote against the merger.

In addition, if the non-surviving entity of the merger has more than one class of shares, the merger must be approved by each class of shareholders. If the transaction would have been approved but for the separate approval of each class of shares or the exclusion of the votes of certain shareholders as provided above, a court may still rule that the company has approved the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the appraisal of the merging companies’ value and the consideration offered to the shareholders.

Under the Israeli Companies Law, each merging company must send a copy of the proposed merger plan to its secured creditors. Unsecured creditors are entitled to receive notice of the merger, as provided by the regulations promulgated under the Israeli Companies Law. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the target company. The court may also give instructions in order to secure the rights of creditors.

In addition, a merger may not be completed unless at least 50 days have passed from the date that a proposal for approval of the merger was filed with the Israeli Registrar of Companies and 30 days from the date that shareholder approval of both merging companies was obtained.

Anti-takeover Measures

The Israeli Companies Law allows us to create and issue shares having rights different from those attached to our Ordinary Shares, including shares providing certain preferred or additional rights to voting, distributions or other matters and shares having preemptive rights. We do not have any authorized or issued shares other than Ordinary Shares. In the future, if we do create and issue a class of shares other than Ordinary Shares, such class of shares, depending on the specific rights that may be attached to them, may delay or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their Ordinary Shares. The authorization of a new class of shares will require an amendment to our articles of association which requires the prior approval of a majority of our shares represented and voting at a general meeting.  Shareholders voting at such a meeting will be subject to the restrictions under the Israeli Companies Law described above in “– Voting, Shareholders’ Meetings, and Resolutions.”